SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           (Amendment No.....) *

                          The Autoline Group, Inc.
                             (Name of Issuer)

                                Common Stock
                      (Title of Class of Securities)

                                052287108
                              (CUSIP Number)

                            John W.R. Miller
                          5063 N. Riverpark Way
                            Provo, UT  84604
                             (801) 319-2324
    (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                              August 18, 2005
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP No. 052287108

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1) Names of Reporting Persons.

    I. R. S. Identification Nos. of Above Persons (entities only)

    John W. R. Miller



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2) Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)

      (b) X

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3) SEC Use Only


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4) Source of Funds (See Instructions)

OO Merger.


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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

None.

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6) Citizenship or Place of Organization

United States of America

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Number of Shares Beneficially Owned by Each Reporting Person


7)  Sole Voting Power

24,948,592
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8)  Shared Voting Power


120,000

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9)  Sole Dispositive Power

24,948,592

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10)  Shared Dispositive Power

120,000

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11) Aggregate Amount Beneficially Owned by Each Reporting Person

25,068,592


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12) Check if the Aggregate Amount in Row (11) Excludes Certain
  Shares (See Instructions)

Not applicable.

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13) Percent of Class Represented by Amount in Row (11)

58.9%

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14) Type of Reporting Person (See Instructions)

IN

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SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     Common stock of The Autoline Group, Inc., 5442 South 900 East, #125, Salt Lake City, UT 84117.

ITEM  2.  IDENTITY AND BACKGROUND.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) None.

(e) None.

(f) United States of America.


ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM  4.  PURPOSE OF TRANSACTION.

Investment.

Items a-f, inclusive, none.

g) name change.

Items h-j, inclusive, none.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

a-b, See items 7-11, inclusive, above.

(c)  None.

(d)  None.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Securities were acquired pursuant to an Agreement and Plan of Merger that will be reported in The Autoline Group, Inc. 8-K Current Report dated August 18, 2005, and which will be filed with the Securities and Exchange Commission on August 24, 2005.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 08/22/05

/s/ John W.R. Miller
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John W.R. Miller